UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Thayer Ventures Acquisition Corporation

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

88332T209

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88332T209

1.	Name of Reporting Persons Thayer Ventures Acquisition Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,187,500 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,187,500 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,187,500 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 19.5% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Reflects 4,187,500 shares of Class A common stock (“Class A Shares”) of Thayer Ventures Acquisition Corporation (the “Issuer”) issuable upon conversion of 4,187,500 shares of Class B common stock (“Class B Shares”) of the Issuer.

(2)

The calculation assumes that there is a total of 21,437,500 Class A Shares of the Issuer outstanding, which is the sum of: (i) the 17,250,000 Class A Shares outstanding as of January 22, 2021, as set forth in the Issuer’s most recent quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 22, 2021, and (ii) the 4,187,500 Class A Shares issuable upon conversion of the Class B Shares reported herein.

CUSIP No. 88332T209

1.	Name of Reporting Persons Mark E. Farrell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,187,500 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,187,500 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,187,500 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 19.5% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Reflects 4,187,500 Class A Shares of the Issuer issuable upon conversion of 4,187,500 Class B Shares of the Issuer.

(2)

The calculation assumes that there is a total of 21,437,500 Class A Shares of the Issuer outstanding, which is the sum of: (i) the 17,250,000 Class A Shares outstanding as of January 22, 2021, as set forth in the Issuer’s most recent quarterly report on Form 10-Q filed with the SEC on January 22, 2021, and (ii) the 4,187,500 Class A Shares issuable upon conversion of the Class B Shares reported herein.

CUSIP No. 88332T209

1.	Name of Reporting Persons Christopher Hemmeter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,187,500 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,187,500 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,187,500 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 19.5% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Reflects 4,187,500 Class A Shares of the Issuer issuable upon conversion of 4,187,500 Class B Shares of the Issuer.

(2)

The calculation assumes that there is a total of 21,437,500 Class A Shares of the Issuer outstanding, which is the sum of: (i) the 17,250,000 Class A Shares outstanding as of January 22, 2021, as set forth in the Issuer’s most recent quarterly report on Form 10-Q filed with the SEC on January 22, 2021, and (ii) the 4,187,500 Class A Shares issuable upon conversion of the Class B Shares reported herein.

Item 1.

(a)	Name of Issuer:

Thayer Ventures Acquisition Corporation

(b)	Address of Issuer’s Principal Executive Offices:

25852 McBean Parkway, Suite 508

Valencia, CA 91355

Item 2.

(a)	Name of Person Filing:

Thayer Ventures Acquisition Holdings LLC

Mark E. Farrell

Christopher Hemmeter

This Schedule 13G is being filed jointly by Thayer Ventures Acquisition Holdings LLC, a Delaware limited liability company (the “Sponsor”), Mark E. Farrell and Christopher Hemmeter (each, a “Reporting Person” and, collectively, the “Reporting Persons”), pursuant to an Agreement of Joint Filing, a copy of which is filed with this Schedule 13G as Exhibit 1, in accordance with Rule 13d-1(k)(1) under the Act.

The Class B Shares are held directly by the Sponsor. Messrs. Farrell and Hemmeter share voting and dispositive power over the Class B Shares held by the Sponsor as a result of being managers of the Sponsor and sharing control over the Sponsor.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Thayer Ventures Acquisition Corporation

25852 McBean Parkway, Suite 508

Valencia, CA 91355

(c)	Citizenship:

The Sponsor was organized in Delaware. The individuals are United States citizens.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share

(e)	CUSIP Number:

The Class A common stock CUSIP number is 88332T209.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 one each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 one each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 one each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of a Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

THAYER VENTURES ACQUISITION HOLDINGS LLC

By:	/S/ MARK E. FARRELL
Name:	Mark E. Farrell
Title:	Manager

MARK E. FARRELL

By:	/S/ MARK E. FARRELL
Name:	Mark E. Farrell

CHRISTOPHER HEMMETER

By:	/s/ CHRISTOPHER HEMMETER
Name:	CHRISTOPHER HEMMETER

Exhibit Index

Exhibit 1: Agreement of Joint Filing required by Rule 13d-1(k)(1) under the Act.